UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced the execution of an exclusive license agreement with CABG Medical, Inc. The exclusive license agreement provides CABG Medical (NASDAQ: CABG) with access to Angiotech's pioneering technology to treat restenosis and proliferative disease through the local delivery of the drug paclitaxel, and to Angiotech’s extensive intellectual property portfolio related to this technology. CABG Medical will employ Angiotech’s technology in the field of coronary artery bypass grafts.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: March 23, 2005

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Wednesday, March 23, 2005

ANGIOTECH AND CABG MEDICAL, INC. ENTER EXCLUSIVE LICENSE AGREEMENT TO EXTEND PACLITAXEL TECHNOLOGY INTO CORONARY BYPASS SURGERY

- Angiotech to Invest Up to $10 million in CABG Medical -

VANCOUVER, BC and MINNEAPOLIS, MN, March 23, 2005 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced the execution of an exclusive license agreement. The exclusive license agreement provides CABG Medical (NASDAQ: CABG) with access to Angiotech's pioneering technology to treat restenosis and proliferative disease through the local delivery of the drug paclitaxel, and to Angiotech’s extensive intellectual property portfolio related to this technology. CABG Medical will employ Angiotech’s technology in the field of coronary artery bypass grafts.

In connection with the license agreement, Angiotech will receive a warrant to purchase 1,262,823 shares of CABG Medical’s common stock, exercisable at $0.01 per share. Angiotech will also be entitled to milestone payments upon the achievement of identified clinical development objectives and in addition will receive royalties on sales of the Holly Graft™ System. In a separate transaction, Angiotech has agreed to purchase up to $10 million of CABG Medical’s common stock at a 15 percent premium to the market value of such stock, with a current investment of $5 million and an additional $5 million investment upon CABG Medical’s achievement of certain revenue milestones.

Despite the success of coronary stenting, over 600,000 patients worldwide have coronary artery bypass procedures requiring an average of three bypass vessels per procedure. Approximately 20 percent of these patients experience some type of complication as a result of a traditional vessel harvesting for a typical bypass procedure.

CABG Medical is currently developing the Holly Graft™ System, which is designed to eliminate the need during a bypass procedure to perform a second surgery to harvest vessels from the chest, legs or arms for use in the coronary artery bypass procedure. The Holly Graft™ System may potentially reduce operating-room time as well as post-operative care and readmissions. The Holly Graft™ System may be utilized in procedures that incorporate either the heart-lung bypass machine or in so-called “off pump” procedures giving surgeons added flexibility.

The Holly Graft™ System consists of a thin-walled and flexible vascular graft made of expanded polytetrafluoroethylene or ePTFE. The ePTFE graft is attached to coronary arteries using one or more vessel connectors and a titanium flow limiter to control flow and pressure. The connector and the limiter are attached to the ePTFE graft and the arteries using standard suture material. Working together, these elements allow blood to flow into the Holly Graft™ System at the aorta, where blood pressure is relatively high, and out of the Holly Graft™ System at the superior vena cava or pulmonary artery, where blood pressure is relatively low. In between, blood will bypass diseased arteries and flow into one or more healthy coronary arteries through vessel connections established by surgeons.

The vessel connector will employ a drug combination that includes the drug paclitaxel, which has been specifically designed to reduce the risk of blockage and tissue formation.

“We are excited to have the opportunity to extend our novel drug-eluting technology into the coronary bypass field through our new relationship with CABG Medical,” said Dr. William Hunter, President and CEO of Angiotech. “We feel confident our technology can contribute to the clinical development and potential for success of the Holly Graft™ System. We are also pleased to continue to recognize value from our extensive intellectual property portfolio and know-how in the area of local delivery of paclitaxel – we expect that many more partners will seek access to our proprietary position through licenses to our technology, which is covered by many valid and issued patents throughout the world.”

“We continue to invest not only in our technology, but with capital and ownership in other promising medical technologies that we believe will benefit from our extensive knowledge in the field of drug-device combinations,” said Jeanne Bertonis, Chief Business Officer of Angiotech. “This collaboration will provide us the opportunity to expand the application of our polymeric coatings from our Biocoatings division, formerly STS Biopolymers, Inc., and leverage our experience in drug-eluting technologies that we gained through our Bioresearch division towards bettering the outcome of a medical device, highlights the potential of the drug/device convergence that we are focused on at Angiotech.”

“We are proud to have taken our next big step forward in developing the Holly Graft™ System by establishing a relationship with the technology leader in drug-device combinations,” said Manny Villafaña, Chairman and Chief Executive Officer of CABG Medical. “In addition to securing access to the technology and know-how of Angiotech, through our license agreement we have secured the intellectual property foundation underlying the paclitaxel franchise, which we feel significantly enhances our competitive and proprietary position.”

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company focused on combining pharmaceutical compounds with medical devices and biomaterials to better address common complications associated with the implantation of medical devices and the detrimental effects of various diseases. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

CABG Medical, Inc. is a medical device company seeking to improve the treatment of coronary heart disease by advancing conventional bypass surgery. CABG Medical has designed its first product, the Holly Graft™ System, by leveraging its understanding of flow dynamics, material sciences and drug combinations to create a drug-eluting coronary graft system. To find out more about CABG Medical, Inc. (NASDAQ: CABG), please visit our website at www.cabgmedical.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Angiotech Pharmaceuticals, Inc.

Todd Young (Analysts & Investors) (604) 221-7676 ext 6933

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12

CABG Medical, Inc.

John Babbit (763) 258-8005